Filed by Entergy Corporation Pursuant to Rule 425

Under the Securities Act of 1933

Subject Company: Entergy Corporation

Commission File No. 001-11299

Entergy Texas Notes

February 2012

Entergy To Spin Off, Then Merge Electric Transmission Business into ITC Holdings;

Entergy Corporation and ITC Holdings Corp. late last year announced that both companies had approved a definitive agreement calling for Entergy to spin off, then merge its electric transmission business into ITC.

Entergy’s electric transmission business consists of approximately 15,700 miles of interconnected transmission lines at voltages of 69kV and above and associated substations across its utility service territory in the Mid-South. Following the completion of the transaction, ITC will become one of the largest electric transmission companies in the U.S. with more than 30,000 miles of transmission lines, spanning from the Great Lakes to the Gulf Coast.

Entergy chairman and CEO J. Wayne Leonard said, “We are pleased to have reached this agreement with ITC, and after careful consideration, we believe this transaction is without a doubt the right decision for our customers and other stakeholders. The transaction enables us to maintain the financial flexibility necessary to address the growing challenges our industry faces, including substantial infrastructure investment.”

Combining the best operating practices of both companies, including the ITC transmission-only model, and Entergy employees’ knowledge and experience, will benefit overall system performance. The transaction will allow ITC to bring its experience and track record of safe and reliable operations to the Entergy region. ITC’s commitment to operational excellence will ensure continued strengthening of overall grid performance while emphasizing safety, reliability, compliance and project execution. ITC will fully utilize Entergy’s world-class storm restoration process and leverage the combined expertise to ensure that customers in the Entergy territory receive the same quality storm response efforts they have had in the past.

Entergy-Funded Carbon Offset Methodology Targets Coastal Wetland Restoration

The problem is coastal erosion and flooding. The result is a disappearing Gulf of Mexico coastal wetland. And when the coastline disappears, so do many economic opportunities. With Entergy Corporation providing service to three states—Louisiana, Mississippi and Texas—that have significant coastlines, the company has taken a keen interest in coastal restoration efforts.

Most recently, Entergy funded work by the American Carbon Registry to develop a first-of-its-kind carbon offset methodology that will both quantify how wetland restoration work can combat climate change and provide a way to help pay for rebuilding the Gulf of Mexico’s coastal areas. The work specifically targets the Mississippi Delta where wetlands loss is occurring at the rate of one football field every hour.

The new wetland offset methodology is unique in that it uses a modular format which provides flexibility for numerous types of wetland restoration techniques and facilitates methodology expansion.

The methodology, announced in mid-January, is currently undergoing a public comment period. The American Carbon Registry is a nonprofit enterprise of Winrock International, headquartered in Arlington, Va.

Energy Efficiency Program Offers Customers Free or Discounted Measures

If you’ve been thinking that a little energy efficiency work in your home might improve your comfort and keep money in your wallet, this may be the perfect time to take action.

Entergy Texas, Inc. has kicked off its residential energy efficiency program for 2012. Funding is now available to help residential customers with a range of weatherization and energy efficiency projects. And most items will be installed in homes either free of charge or at a discount.

Interested customers may contact the vendor companies who will be in Entergy Texas’ service area throughout the year. Representatives can schedule appointments to meet with homeowners and determine if a home is a fit for the program. The different vendors may perform different kinds of energy efficiency activities, so customers may want to check with more than one to compare based on need. Authorized vendors include:

D&A Conservation, Inc., 817-913-4394

EnerCon Resources, Inc., 806-374-2650

Enertia, 214-269-5571

Free Lighting Corporation, 866-484-3519

Green Earth Conservation, LLC, 972-462-7104

IQ Energy Conservation, 972-386-8901

Two Rivers Energy Services, 877-448-0143

UtiliSav, Inc., 806-367-0477

Entergy Texas has two programs that target residential customers. One is for residential customers in general while another reaches out to low-income customers. Since the introduction of the combined programs in 2002, more than 38,000 homes have been weatherized at a total cost of $23.2 million. The resulting energy savings comes to 68.5 megawatt-hours of electricity. Just one megawatt-hour is enough electricity to power 83 homes for a year.

Entergy Texas Rate Case on Track with PUCT; Hearings Next on the Agenda

A future-based plan filed by Entergy Texas, Inc. in November with the Public Utility Commission of Texas continues to make its way through the review process with public hearings scheduled to begin April 24. The deadline for a final order from the PUCT is set for July 31.

As filed, the rate request calls for an additional $112 million in annual revenue supporting increased capital investment in the company's electricity infrastructure from 2009-2011. Approval will allow the company to keep up with the growth of its Texas service territory and ensure a sufficient supply of reliable power for customers.

From July 2007 through June 2009, Entergy Texas invested $261.8 million to complete transmission and distribution capital projects. The company plans to invest an additional $664 million in its Texas service territory over the next three years.

The rate case also requests recovery of some purchased power costs.

Purchased power is an important part of how the electric market operates today as the result of the emergence of a wholesale market. In the past, electric utilities powered America by making electricity at their own generating plants, then sending it out on their own transmission and distribution lines to homes and businesses in the clearly defined areas they served.

That model has changed dramatically since the mid-1990s with the emergence of a wholesale power industry that often makes it possible for utilities to provide electricity at a lower cost by buying it from independent power producers


ENTERGY TEXAS
Previous vs. Proposed Bill Comparisons
1,000 kilowatt-hour average residential monthly bill
Bill as of December 2011
Bill change with purchased power request included
$63.02
$77.39
Base Rates
$41.69
$41.69
Fuel Charges
$9.62
$9.62
Other Charges
$114.33
TOTAL
$128.70



Entergy Texas, Inc. personnel surround Dr. Robert D. Ballard, Jason Project Founder, at the Montagne Center in Beaumont where some 8,500 students from around the Southeast Texas area gathered last week to hear Ballard speak about his many undersea discoveries, including the Titanic. Entergy Texas has supported the Jason Project from its inception, this year giving $7,500. Entergy employees, identifiable by their red shirts, in the photograph include (from left to right) Erin Soto, customer service manager; Todd Dunkleberger, regional customer service manager and Jason Project board member; Dr. Ballard; Pam Williams, manager, customer operations support; Chuck Hughes, manager, region commercial & industrial accounts; Mary Young, senior customer service specialist; and Linda Dixon, customer service assistant. Also pictured, back row, right, is Dr. Eleanor Smalley, executive vice president and CEO of the Jason Project.

Winter is Here: Tips to Guard Your Home, Protect Your Wallet

Winter blew into Southeast Texas with its typically chilly introduction, leaving many electric utility customers challenged with both staying warm and managing the costs that go with it. And while the cold spells may not last long, February usually includes the coldest weather of the year.

Entergy Texas, Inc. wants to remind customers they have the power to save money and stay comfortable by following a few simple steps to help keep winter's cold outside where it belongs while also helping keep energy costs more manageable.

"Heating a home can account for as much as half of the monthly energy bills," said Vernon Pierce, customer service director, Entergy Texas. "Cold air can be an expensive, unwanted visitor, finding its way through many openings that often go unnoticed, such as wall seams, attic doors and electrical outlets. Small spaces can add up to big energy losses."

Although there are many steps homeowners can take to protect themselves against cold weather, here are the top five energy savers.

- **Adjust the thermostat.** During winter months, set the thermostat to 68 degrees. Every degree higher can add 3 percent to your energy bill.
- **Conserve hot water.** Wrap your electric water heater with a water heater blanket and set the thermostat to 120 degrees or medium. Insulate pipes running to and from the heater and check for leaky faucets.
- **Replace air and furnace filters every 30 days.** Air conditioning and heating remain the top energy costs for a home, so keeping them in good condition makes sense.
- **Use energy-efficient bulbs when replacing light bulbs.** Entergy recommends ENERGY STAR-qualified compact fluorescent bulbs that use 70 percent less energy and last up to 10 times longer than incandescent bulbs.
- **Properly air seal and insulate your attic and any location where there may be a path from the inside of your home to the outside.** That includes places you may not automatically think of such as attic hatchways, electrical outlets and switches.

Customers can find answers to a variety of energy-related topics including what influences energy costs in their homes at entergytexas.com/savemoney. Entergy also encourages customers to consider one of the many billing options the company already has in place that can simplify managing and paying monthly energy bills. Level Billing protects against spikes in electricity bills even when usage is higher than normal. Pick-a-Date allows customers to choose a due date that is most convenient for them.

Entergy Forward-Looking Information

In this communication, and from time to time, Entergy makes certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Except to the extent required by the federal securities laws, Entergy undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

Forward-looking statements involve a number of risks and uncertainties. There are factors that could cause actual results to differ materially from those expressed or implied in the forward-looking statements, including (i) those factors discussed in Entergy’s Annual Report on Form 10-K for the year ended December 31, 2010 and its Reports on Form 10-Q for the quarters ended March 31, 2011, June 30, 2011, and September 30, 2011; (ii) the following transactional factors (in addition to others described elsewhere in this presentation and in subsequent securities filings) involving risks inherent in the contemplated transaction, including: (1) failure to obtain ITC shareholder approval, (2) failure of Entergy and its shareholders to recognize the expected benefits of the transaction, (3) failure to obtain regulatory approvals necessary to consummate the transaction or to obtain regulatory approvals on favorable terms, (4) the ability of Entergy, Transco and ITC to obtain the required financings, (5) delays in consummating the transaction or the failure to consummate the transaction, (6) exceeding the expected costs of the transaction, and (7) the failure to receive an IRS ruling approving the tax-free status of the transaction; (iii) legislative and regulatory actions; and (iv) conditions of the capital markets during the periods covered by the forward-looking statements. The transaction is subject to certain conditions precedent, including regulatory approvals, approval of ITC’s shareholders and the availability of financing. Entergy cannot provide any assurance that the transaction or any of the proposed transactions related thereto will be completed, nor can it give assurances as to the terms on which such transactions will be consummated.

Additional Information and Where to Find It

ITC and Transco will file registration statements with the Securities and Exchange Commission (“SEC”) registering shares of ITC common stock and Transco common units to be issued to Entergy shareholders in connection with the proposed transactions. ITC will also file a proxy statement with the SEC that will be sent to the shareholders of ITC. Entergy shareholders are urged to read the prospectus and/or information statement that will be included in the registration statements and any other relevant documents, because they contain important information about ITC, Transco and the proposed transactions. ITC shareholders are urged to read the proxy statement and any other relevant documents because they contain important information about Transco and the proposed transactions. The proxy statement, prospectus and/or information statement, and other documents relating to the proposed transactions (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. The documents, when available, can also be obtained free of charge from Entergy upon written request to Entergy Corporation, Investor Relations, P.O. Box 61000 New Orleans, LA 70161 or by calling Entergy’s Investor Relations information line at 1-888-ENTERGY (368-3749), or from ITC upon written request to ITC Holdings Corp., Investor Relations, 27175 Energy Way, Novi, MI 48377 or by calling 248-946-3000.